UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of August 2007
Commission File Number 001—32945

WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐               No  ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Press release of WNS (Holdings) Limited dated August 16, 2007

The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into its registration statement on Form S-8 (Registration No: 333-136168).
Other Events
On August 16, 2007, WNS (Holdings) Limited issued a press release announcing that it has been advised by First Magnus Financial Corporation, one of its customers in the mortgage business, that they expect to stop substantially all work WNS does for them and that this event is expected to have a material adverse impact on WNS’ financial performance and previously announced guidance. A copy of the press release dated August 16, 2007 is attached hereto as Exhibit 99.1.
Exhibit

99.1	Press release of WNS (Holdings) Limited dated August 16, 2007.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: August 17, 2007

WNS (HOLDINGS) LIMITED
By:	/s/ Zubin Dubash
Name:	Zubin Dubash
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of WNS (Holdings) Limited dated August 16, 2007.